ORIC Pharmaceuticals, Inc.

240 E. Grand Ave, 2nd Floor

South San Francisco, California 94080

June 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:	ORIC Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-287949

Acceleration	Request

Requested Date:	June 20, 2025
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ORIC Pharmaceuticals, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-287949) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Amanda Urquiza at (650) 849-3032.

[Signature page follows]

Sincerely,

ORIC Pharmaceuticals, Inc.

/s/ Jacob M. Chacko, M.D.
Jacob M. Chacko, M.D.
President and Chief Executive Officer

cc:	Christian Kuhlen, ORIC Pharmaceuticals, Inc.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Amanda N. Urquiza, Wilson Sonsini Goodrich & Rosati, P.C.